UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 28, 2022

ARMED FORCES BREWING COMPANY, INC.

Delaware

(State or other jurisdiction of incorporation or organization)

85-3630389

(I.R.S. Employer Identification No.)

1420 Catlyn Place

Annapolis, MD 21401

410-999-4117

Title of each class of securities issued pursuant to Regulation A:

Class C Common Stock

Item 7. Departure of Certain Officers

Jeff Jennings was terminated as the Company’s chief operating officer on July 13, 2022. Jeff Jennings was removed as a director of the company via shareholder vote on July 27, 2022. No replacement for either position has been named as of the date of this filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): Armed Forces Brewing Company, Inc.

By (Signature and Title): /s/ Alan Beal, Chief Executive Officer

Date: July 28, 2022